SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE
April 12, 2024

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	William Demarest Wilson Lee Robert Arzonetti Susan Block

Re:	Learn SPAC HoldCo, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 12, 2024 File No. 333-276714
Ladies and Gentlemen:
On behalf of Learn SPAC HoldCo, Inc. (the “Company”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 22, 2024 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Amendment No. 1 to Registration on Form S-4

General
1.
You state on page 148 that the Sponsor “will purchase private placement warrants in a transaction that will close simultaneously with the closing of this offering.” Please revise your disclosure here, in the Summary and elsewhere as appropriate to describe the terms of the purchase including the amount. Please also revise the dilution tables on pages xxiv and 103 to include these warrants as a dilution source or explain why they are not included.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Sponsor will not purchase private placement warrants in a transaction that will close simultaneously with the closing of the initial business combination.  The Company has removed this disclosure accordingly on page 151 of Amendment No. 1.

2.
Please revise throughout to clearly disclose the stage of operations of Innventure’s portfolio companies so that investors understand the platforms that have fully been developed and those that are currently in use, and, to the extent that your platforms, assets or products are not fully developed, please describe the current stage of development and the estimated timeline of when they will be fully developed and commercialized.

Response:  The Company acknowledges the Staff's comment and has revised its disclosures on pages 3, 4, 165, and 170 of Amendment No. 1 to provide further detail regarding the current stage of operations and development of Innventure's portfolio companies, AeroFlexx and Accelsius.
3.
You state throughout the registration statement that Innventure has launched three companies consisting of PureCycle, AeroFlexx and Accelsius. You further state on page 92 that PureCycle was merged with a special purpose acquisition company. Finally, the organizational charts on page 1, 152, etc. do not show Innventure having any further ownership in PureCycle. Please make revisions throughout the registration statement as appropriate to clarify if you continue to have any ownership interests in PureCycle, or clarify if it is not part of the proposed business combination.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosures on pages 3, 155, 161 and 174 of Amendment No. 1 to clarify that, as of December 31, 2023, Innventure owns less than 2% of PureCycle.
4.
Please revise your disclosure to provide a summary compensation table that provides compensation information for Learn CW’s named executive officers for the last two completed fiscal years or explain why it is not required. Refer to Item 402 of Regulation S-K for guidance.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of Learn CW’s executive officers or directors have received any compensation for services rendered to Learn CW. The Company has revised its disclosure on page 154 of Amendment No. 1.

5.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Sponsor is owned by three members, the two largest of which are CWAM Investors LLC and Learn Capital, LLC.  Each of Adam Fisher and Alan Howard (indirectly through their respective investment vehicles) is a member of CWAM Investors LLC.  Robert Hutter is the sole member of Learn Capital, LLC.  The non-member manager of the Sponsor is ABF Manager LLC.  Mr. Fisher is the sole member of ABF Manager LLC.  Messrs. Hutter and Fisher are citizens of the United States of America.  Mr. Howard is a citizen of the United Kingdom.  The Company has accordingly revised its disclosure on pages 39–40  of Amendment No. 1 to include risk factor disclosure.
Q: What happens if a substantial number of the public shareholders, page xxii
6.
Please revise the table on page xxiv to disclose all possible sources of dilution including (i) the Company Earnout Shares, (ii) the Sponsor Earnout Shares and (iii) the Standby Equity Purchase Agreement. Please make similar revisions to the table on page 103 and elsewhere as appropriate.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on pages xviii–xix, xxii–xxv, and 106–107 of Amendment No. 1.
How does the Sponsor intend to vote its shares, page xxvii
7.
We note the disclosure here that, prior to the completion of the business combination, the Sponsor and Learn CW’s directors, officers, or advisors may purchase shares in the open market. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Sponsor and Learn CW’s directors, officers, or advisors do not plan to purchase shares in the open market. The Company has revised its disclosures accordingly on pages xxvii, 19, 26 and 104 of Amendment No. 1.

Summary of the Proxy Statement/Consent Solicitation

The Parties to the Business Combination, page 1
8.
Please revise the pre- and post-closing organizational charts to include appropriate information to allow a reader to fully understand the legal and economic ownership of each entity before and after the merger, including the names of significant shareholders and the public holders as a group. Please also revise the post-closing organizational chart to show the subsidiaries and affiliated companies for Innventure and Learn CW.

Response: The Company acknowledges the Staff's comment and has revised its organizational charts and related narrative disclosures on pages 1 and 156 of Amendment No. 1 to incorporate additional detail regarding the current ownership levels of the entities, as well as the anticipated ownership levels of the entities immediately after the closing of the proposed Business Combination. The Company has also revised its post-closing organizational chart on page 2 of Amendment No. 1 to show the subsidiaries and affiliated companies for Innventure and Learn CW.
Ownership of Holdco Following the Business Combination, page 12
9.
Please disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise of all securities, any earnout shares the Sponsor will receive at closing, etc.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages xviii, xix, 14, and 107 of Amendment No. 1.
Sources and Uses of Funds for the Business Combination, page 19
10.
Please revise here and on page 104 to clarify whether the dollar amounts in the “No Redemptions Scenario” and “Maximum Redemptions Scenario” tables are in thousands or some other multiple. Please also revise to either (i) provide more specific disclosure of the intended uses of funds, as well as the approximate amounts intended to be used for each such purpose or (ii) explain why you cannot provide such disclosure.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 21 and 108 of Amendment No. 1 to provide more specific disclosure of the intended uses of funds. The Company will further update this disclosure to provide any additional details if practicable in future amendments.

Risk Factors, page 22
11.
If the assets in Learn CW Investment Corporation’s trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that it could be considered to be operating as an unregistered investment company. Disclose that if Learn CW Investment Corporation is found to be operating as an unregistered investment company, it may be required to change its operations, wind down its operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if Learn CW Investment Corporation is required to wind down its operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosures accordingly on pages 30 and 31 of Amendment No. 1.
Learn CW and Innventure will incur significant transaction, page 26
12.
It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that effective as of September 1, 2023, the underwriters from the initial public offering of Learn CW Investment Corporation have waived their entitlement to the deferred underwriting commissions. The Company has revised its disclosure accordingly on page 28 of Amendment No. 1.
Learn CW may redeem your unexpired warrants, page 35
13.
We note your disclosure that you have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share. Since the exercise price of the warrants is $11.50, please revise the disclosure to clarify that you could force the warrant holders to:

•	exercise their out-of-the-money warrants and pay an exercise price that is above the market price of the underlying securities;
•	sell their warrants at the then-current market price when they might otherwise wish to hold onto them; or
•	accept the nominal redemption price.
Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 37 of Amendment No. 1.

Learn CW, Innventure and AeroFlexx have each identified material weaknesses, page 38
14.
We note that you have identified material weaknesses in Learn CW’s, Innventure’s and AeroFlexx’s and internal control over financial reporting. Please revise to elaborate upon the nature of the remediation measures and their implementation status.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 41 and 42 of Amendment No. 1 to elaborate on the nature and status of anticipated remediation measures.
Further, the disclosure no longer references AeroFlexx’s material weaknesses as it was determined that AeroFlexx’s material weakness did not impact Innventure’s financial statements. Therefore, it was determined that AeroFlexx’s material weakness would likewise not be expected to have an impact on the Company’s historical financial statements or on the Company’s ability to timely or accurately report its financial condition or results of operations following the consummation of the Business Combination.
If Innventure is deemed to be an investment company, page 48
15.
We note your disclosure that Innventure founds, funds and operates companies with a focus on transformative, sustainable technology solutions acquired or licensed from MNCs. Please provide us with information and analysis under Section 3 of the Investment Company Act of 1940 with respect to whether Innventure will be an investment company within the meaning of the Act. As part of the response please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please note that we may refer your response to the Division of Investment Management.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is still in the process of gathering the requested analysis and will provide a response to such comment at a future date.
The failure of AFX’s suppliers to continue to deliver necessary raw materials, page 50
16.
We note your disclosure of AFX’s reliance on a limited number of foreign third-party suppliers, and in some cases sole suppliers, for the raw materials and components used to manufacture its products. Please revise your disclosure to:

•	Identify the parties and describe the raw materials and components they provide; and
•	Disclose the material terms of any agreements with such providers, including the term and termination provisions.

Please file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 53 and 54 of Amendment No. 1. The Company respectfully advises the Staff that AeroFlexx has not, to date, entered into fixed material agreements with its third-party suppliers, relying instead on ordinary course individual purchase orders for equipment and materials. AeroFlexx is working to finalize a raw materials agreement with one supplier and is working to qualify a second supplier. Accordingly, the Company has omitted discussion of any particular parties or terms and will revise its disclosure accordingly once definitive agreements with suppliers have been reached.
AFX may not be able to meet applicable regulatory requirements, page 51
17.
We note your disclosure that use of AFX’s products in food grade applications is subject to regulation by the FDA and that AFX will request one or more Letters of No Objection (LNO) from the FDA. Please advise us of the status of any LNO’s requested including any that have already been approved, the timeframe of any expected future LNO approval and the products for which approval has been received or sought.

Response: The Company acknowledges the Staff's comment, has revised its disclosures on pages 54 and 55 of Amendment No. 1. The Company also respectfully advises the Staff that, AFX has not requested any LNO from the FDA to date. To the extent that AFX seeks to manufacture AFX's products for use in food grade filling applications, AFX expects to partner with customers or third-party co-manufacturers that possess the required food certifications to do the filling of its package.  AFX continues to evaluate whether food grade filling applications will be within its manufacturing footprint in the future.
Background of the Business Combination, page 88
18.	Please revise your background discussion to:
•
Expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references negotiation topics without appearing to provide details or explaining their significance or how they may have changed before being reflected in the proposed business combination. For example, the disclosure states that the August 17, 2023 LOI included an equity valuation of $500 million, a contemplated Up-C structure, execution of at least a $75 million equity facility, etc. However, it is unclear what other key terms were involved. It is unclear how the milestones for the equity earnout were determined. Revise to provide details, including quantitative detail, as to how the parties reached the material terms of the transaction, such as the material components of the merger consideration. Please identify the original terms, which party proposed the consideration or term, as well as how and why any terms were revised over time.

•	Specifically identify by name the person or persons involved in meetings or negotiations;
•	Describe any discussions about the need to obtain additional financing for the combined company and the negotiation/marketing processes;

•	If the Sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions;
•
Describe any discussions about continuing employment or involvement for any persons affiliated with Learn CW before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between the Sponsor and additional investors;

•	Describe the negotiation of any contingent payments to be received by Innventure shareholders; and
•	Describe the negotiation of any arrangements whereby any shareholder agrees to
•	waive its redemption rights.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures throughout the “Background of the Business Combination” and “The LCW Board’s Reasons for the Approval of the Business Combination” sections of Amendment No. 1 accordingly.
The LCW Board’s Reasons for the Approval, page 96
19.	Please discuss the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.
Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 28, 99 and 100 of Amendment No. 1.
Interests of Learn CW’s Directors and Executive Officers in the Business Combination, page 98
20.
Please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for Learn CW’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 17-18, 26 and 102 of Amendment No. 1.
Redemption Rights, page 101
21.
We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please update and make conforming changes where needed.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages xx, 105 and 151 of Amendment No. 1.

Learn CW Management’s Discussion and Analysis
Underwriting Agreement, page 141
22.
You state that “[e]ffective as of September 1, 2023, the underwriters from the IPO resigned and withdrew from their role in the initial business combination and thereby waived their entitlement to the deferred underwriting commissions in the amount of $9,780,500.” Please revise your disclosure accordingly to discuss the reasons for the resignation and forfeiture of fees and any risks to investors. Clarify whether the underwriter performed any services related to the business combination prior to resigning.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 40 and 41 of Amendment No. 1.
Information About Innventure
Overview, page 151
23.
You state on page 151 that Innventure has launched three companies including PureCycle in late 2015. However, on page xii you state that Innventure is a Delaware limited liability company that was formed in 2017. Please revise your disclosure here and elsewhere as appropriate to reconcile these statements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Innventure was founded in 2015 and currently operates its business under a Delaware limited liability company that was formed in 2017. In response to the Staff's comment, the Company has revised its disclosures on pages xii, 3 and 155 of Amendment No. 1 to clarify and reconcile the prior statements in the Registration Statement.
Closed Loop Partnership Model with Multinational Corporations, page 153
24.
You state that “Innventure has significant institutional experience in the commercialization of disruptive opportunities.” Please revise to clarify this statement in light of the fact that Innventure was formed in 2017 and has currently only formed three companies.

Response: The Company acknowledges the Staff's comment and makes reference to its response to the Staff's Comment No. 23 above and its related revisions to its disclosure to clarify that Innventure's business was founded in 2015. Innventure has launched three companies since its inception, and, in addition, the Company believes Innventure's significant institutional experience is demonstrated by the depth of experience of Innventure's management team. Innventure's management team includes a group of seasoned entrepreneurs and business executives who have founded, built, operated and grown numerous ventures over the last 30 years, including Gregory W. (Bill) Haskell, Mike Otworth, Dr. John Scott, Andy Meyer, Josh Claman, James Donnally and other members of the Innventure team. In response to the Staff's comment, the Company has revised its disclosure on page 157 of Amendment No. 1 to clarify and make reference to the experience of Innventure's management team in this regard.

25.	Please explain the meaning of the term “Closed Loop partnership model.”
Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 157 of Amendment No. 1.
Accelsius
Growth Strategy, page 165
26.
You state that Accelsius is “...in active discussions with multiple ecosystem partners across the technology space.” Please describe the current stage of these discussions and the estimated timeline of when “Accelsius will deliver kitted NeuCool cooling systems...” to such partners.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 171 of Amendment No. 1.
Management’s Discussion and Analysis
Liquidity and Capital Resources, page 175
27.
Please disclose Innventure’s available liquidity as of the most recent practicable date and specify the approximate amount of funds Innventure will need for 12 months after completion of the business combination to meet liquidity requirements. We also note your statement on page 152 that the ESG Fund was formed to “make venture capital (“VC”) investments in and contribute capital to the Innventure Companies and new Innventure companies...” and your statement on page 93 that the ESG Fund would not be included in the business combination. Therefore, please include in your discussion the effect the exclusion of the ESG Fund from the business combination will have.

Response: The Company acknowledges the Staff's comment and has revised its  disclosure on page 179 to disclose Innventure's available liquidity as of December 31, 2023, which is the date of Innventure's most recent audited balance sheet. The Company also revised its disclosure to discuss Innventure's expectations for its liquidity requirements for the 12 months after completion of the Business Combination, as well as Innventure's expectations regarding capital requirements for future growth, including seeking additional financing from outside sources, which may include the ESG Fund.
As disclosed on page 95–96 of Amendment No. 1, between September 6, 2023 and October 5, 2023, Innventure, Learn CW, and Advisor met numerous times to discuss matters related to Innventure's inclusion of the ESG Fund in the Business Combination transaction. Based on differences between the ownership of Innventure and the investors in the ESG Fund, it was determined that the ESG Fund would not be included in the transaction and the $65 million value attributed to the ESG Fund was excluded from the Innventure contribution to the Business Combination.

Executive Officers and Directors After the Business Combination, page 186
28.	Please revise David Yablunosky’s biography to disclose directorships held during the past five years as required by Item 401(e)(2) of Regulation S-K.
Response: The Company respectfully advises the Staff that Mr. Yablunosky does not currently hold, and has not held during the past five years, any directorships that would require disclosure by Item 401(e)(2) of Regulation S-K.
Exclusive Forum Selection, page 209
29.
We note the statement here that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or Exchange Act. Please revise your risk factor regarding your exclusive forum provision at page 45 to be consistent with this disclosure, or advise.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor on pages 46–47 of Amendment No. 1 to refer to the Court of Chancery of the State of Delaware as the exclusive forum for certain claims.
Item 21. Exhibits and Financial Statement Schedules, page II-2
30.	Please file all required exhibits. For example, please file or advise why you do not think it is necessary to file:
•	Management Services Agreement, originally dated January 22, 2021 and subsequently amended effective October 1, 2021, with L1FE Management Limited, an independent contractor;
•	Letter agreement, dated July 29, 2022, with Mike Otworth;
•	Statement of Work, effective October 1, 2021, with Corporate Development Group LLC, an independent contractor;
•	Sponsor Letter Agreement;
•	Promissory Note with Sponsor dated May 3, 2022;
•	Amended and Restated Promissory Note with Sponsor dated December 29, 2023;
•	Debt Conversion Agreement with Innventure dated October 31, 2023; and
•	Guaranty Agreement with Innventure dated April 22, 2020.
Refer to Item 601(b)(10) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and has filed Exhibits 10.16, 10.21 through 10.23 and 10.25 through 10.30 with Amendment No. 1 in response to such comment, which exhibits are referenced in the Exhibit Index on pages II-3 and II-4 of Amendment No. 1.
If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (212) 839-5430 or John Stribling of Sidley Austin LLP at (713) 495-4673.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:           Robert Hutter, Learn SPAC HoldCo, Inc.
Josh DuClos, Sidley Austin LLP
John Stribling, Sidley Austin LLP
Joel May, Jones Day
Thomas Short, Jones Day